Filed by Denbury Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Encore Acquisition Company
Commission File No.: 001-16295

Denbury Resources Inc. February 1-6 2010 - Credit Suisse Energy Summit

Corporate Headquarters Denbury Resources Inc. 5100 Tennyson Pkwy., Ste. 1200 Plano, Texas 75024 Ph: (972) 673-2000 Fax: (972) 673-2150 Web Site: www.denbury.com Corporate Information About Forward-Looking Statements The data contained in this presentation that are not historical facts are forward- looking statements that involve a number of risks and uncertainties. Such statements may relate to, among other things, capital expenditures, drilling activity, development activities, production efforts and volumes, net asset values, proved reserves, potential reserves and anticipated production growth rates in our CO2 models, 2009, 2010 and future production and expenditure estimates, availability and cost of equipment and services, and other enumerated reserve potential. These forward-looking statements are generally accompanied by words such as "estimated," "projected," "potential," "anticipated," "forecasted" or other words that convey the uncertainty of future events or outcomes. These statements are based on management's current plans and assumptions and are subject to a number of risks and uncertainties as further outlined in our most recent 10-K and 10-Q. Therefore, the actual results may differ materially from the expectations, estimates or assumptions expressed in or implied by any forward-looking statement made by or on behalf of the Company. Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms and make certain disclosures in this presentation, such as potential and probable reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Contact Us Phil Rykhoek Chief Executive Officer (972) 673-2050 phil.rykhoek@denbury.com Mark Allen Senior VP & CFO (972) 673-2007 mark.allen@denbury.com Laurie Burkes Investor Relations Manager (972) 673-2166 laurie.burkes@denbury.com

Additional Information In connection with the execution on October 31, 2009 of a definitive merger agreement by and between Denbury and Encore Acquisition Company with Denbury surviving the merger, Denbury and Encore have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission ("SEC"). Investors and security holders are urged to carefully read the definitive joint proxy statement/prospectus because it contains important information regarding Denbury, Encore and the transaction. A definitive joint proxy statement/prospectus will be sent to stockholders of Denbury and Encore seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by Denbury and Encore with the SEC at the SEC's website, www.sec.gov. The definitive joint proxy statement/prospectus (when available) and such other documents relating to Denbury may also be obtained free-of-charge by directing a request to Denbury, Attn: Investor Relations, 5100 Tennyson Parkway, Suite 1200, Plano, Texas 75024, or from Denbury's website, www.denbury.com. The definitive joint proxy statement/prospectus (when available) and such other documents relating to Encore may also be obtained free-of-charge by directing a request to Encore, Attn: Bob Reeves, 777 Main Street, Suite 1400, Fort Worth, Texas 76102, or from Encore's website, www.encoreacq.com. Denbury, Encore and their respective directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be "participants" in the solicitation will be set forth in the joint proxy statement/prospectus when it becomes available. 3

What Does Denbury Do? Acquire Properties Where We Believe Additional Value Can Be Created Through CO2 Enhanced Oil Recovery (CO2 EOR) Denbury is the Leading Tertiary Oil Company in the Gulf Coast Region Largest Equity User of CO2 - Q4 of '09 Averaged 790 MMcf/day; Expect Increase to 1 Bcf/day from Company Owned Source at Jackson Dome Existing and Planned CO2 Pipeline Network Covering Over 750 Miles

Company Snapshot Oil Gas 93 7 Market Cap (Approx.): $3.7 Billion (1/25/10) Share Price: $14.67 (1/25/10) Proved Reserves (1): 207.5 Million BOE (12/31/09) 192.9 MMBbls Oil / 88.0 Bcf Gas 65% EOR Reserves 62% Developed 4Q09E Production: 44,900 BOE/d (4Q09E) +/- 42,000 BOE/d Pro forma (1) (91% Oil) Adjusted for Barnett sale and Conroe acquisition. 93% Oil 7% Gas Oil Gas 83 17 83% Oil 17% Gas

Why Invest in Denbury? We Have a Significant Strategic Advantage in Our Region We control our source of CO2 and pipeline infrastructure Low-Risk Growth Profile We expect 10-20% annual tertiary production growth through 2015 with existing inventory (Phases 1 to 8 only - excluding Conroe) Substantial Long-Term Potential Billions of barrels of oil potentially recoverable through CO2 EOR "Carbon Neutral" American Oil Solution Our CO2 EOR can store more CO2 than emitted from recovered oil We Are Oily Oily companies currently have higher price realizations and margins Strong Financial Position & Results History of low leverage We have one of the best unlevered full cycle ratios in the industry

7 Encore Transaction Summary Transaction Value - $4.5 Billion $2.8 billion equity $1.3 billion consolidated debt including ENP partnership ($1.0 billion parent only) $0.4 billion minority interest of ENP partnership 70% Equity / 30% Cash $50.00 per Encore share $15.00 per share in cash $35.00 per share in stock (if within collar) Shareholder election, subject to 70/30 limits 130 Million New Denbury Shares Issued at Assumed Share Price of $15.10 12% collar sets a range of 115 million - 146 million shares issued Pro Forma Ownership 67% Denbury at current Denbury share price (65% - 70% range with collar) 33% Encore at current Denbury share price (30% - 35% range with collar) Expected Closing in March 2010

8 Transaction Rationale - EOR Denbury Sees Similar EOR Characteristics in Encore's Rocky Mountain Oil Fields One source already contracted for 25 years; several other CO2 options Bell Creek pressured up and ready to go Cedar Creek Anticline is a 200 MMBbls target Total potential 264 MMBbls Significantly Expands Denbury's Enhanced Oil Recovery ("EOR") Potential Encore owns mature legacy oil assets (6.0 billion barrels of OOIP) More than doubles Denbury EOR upside potential (before Conroe acquisition) Extends anticipated peak EOR production several years Anticipated timing of Rocky Mountain EOR compliments other DNR assets Expansion is analogous to buying Hastings Establishes New Core EOR Area in the Rockies DOE estimates 1.3 to 3.2 billion barrels recoverable in three state region through EOR

9 Transaction Rationale - con't Significant Additional Upside Potential Value in Two Prolific U.S. Shale Plays Encore has one of the largest leasehold positions in the Bakken oil shale (300,000 net acres) Over 19,000 net acres in the Haynesville shale Estimate 209 MMBoe of total drilling potential Combines Two Oil Focused Companies More than a billion barrels of total oil potential Oil has better economics If you want oil exposure, you have to look at Denbury 12/31/09 Proven Reserves EOR Potential Bakken Drilling Potential Subtotal Other Drilling Potential Total Potential Oil 340 632 84 1056 1056 Gas 88 0 0 88 125 213 Headed to 1 Billion Barrels of Oil Reserves 428 632 84 1,144 125 1,269 All Oil All Oil 340 88 1,056 88 1,056 213 (MMBOE)

10 Transaction Rationale - con't Transaction is Meaningfully Accretive to Denbury's Cash Flow Per Share Solid Pro Forma Balance Sheet and Financial Flexibility Anticipated sale of at least $500 million of asset sales planned to further enhance liquidity Pro forma liquidity of $600 - $700 million at closing (assuming sale of GEL GP has closed) ENP Provides Alternative Financing Vehicle in Future Approximately 80% hedged in 2010; Added hedges in 2011 Materially Enhances Diversification, Size and Scale of the Combined Company Increased size and scale should lower cost of capital over time Improves all-in pro forma operating cost structure DFW Presence Allows for Easier Transition

11 Increase in Size & Scale Firm value Stack 4 Stack 5 Stack 6 Stack 7 Stack 8 Totals (invisible) Stack 9 Stack 10 Stack 11 Stack 12 Stack 13 Stack 14 Stack 15 Stack 16 SWN 16275 MUR 12800 50 NBL 12768 60 RRC 9864 70 DNR+EAC 9391 STR 9326 80 HK 8653 UPL 8183 PXD 7576 NFX 7508 CLR 6915 PXP 5917 DNR 4879 FST 4786 COG 4763 EAC1 4512 SD 4377 XCO 4234 WLL 4070 XEC 3984 CXO 3981 Oil reserves Gas reserves Totals (invisible) Stack 9 Stack 10 Stack 11 Stack 12 Stack 13 Stack 14 Stack 15 Stack 16 PXD 447 494 941 DNR+EAC 316 110 426 NBL 311 553 864 MUR 301 98 398 WLL 180 59 239 PXP 178 114 292 DNR 176 37 213 EAC1 141 72 213 NFX 140 352 492 CLR 106 53 159 FST 99 334 433 CXO 86 51 137 RRC 59 368 427 XEC 45 178 223 SD 43 317 360 STR 32 338 370 UPL 27 559 586 HK 14 193 207 XCO 13 187 200 COG 9 309 318 SWN 0 364 364 Enterprise Value ($ Millions) Proved Reserves (MMBoe) Oil reserves Gas reserves Note: All public market data as of 10/30/09. Balance sheet information as of most recent SEC filings pro forma for acquisitions, divestitures and recent capital markets activity. Proved reserves as of 12/31/08 pro forma for announced acquisitions and divestitures. 1 EAC enterprise value reflects transaction purchase price of $50.00/share and reserve numbers are consolidated for ENP. EAC enterprise value includes the market value of the minority interest in ENP

CO_2 Operations: Oil Recovery Process



CO_2 PIPELINE - from Jackson Dome
INJECTION WELL - Injects CO_2 in dense phase
PRODUCTION WELLS - Produce oil, water and CO_2 (CO_2 is later recycled)
Oil Formation (Lower Tuscaloosa)



CO_2 moves through formation mixing with oil droplets, expanding them and moving them to producing wells.

Model for Oil Recovery Using CO_2 is +/- 17% of Original Oil in Place (Based on Little Creek)

Primary recovery = +/- 20%

Secondary recovery (waterfloods) = +/- 18%

Tertiary (CO_2) = +/- 17%

Denbury Resources Inc. 12

Transferring Gulf Coast CO_2 Success to Rockies



Bell Creek
30 MMBbls
Elk Basin
37 MMBbls
Cedar Creek Anticline
197 MMBbls
MT
ND
ID
SD
WY
EAC Proposed Pipeline
Lost Cabin
IL
IN
KY
MS
LA
TX
Delta Pipeline
Jackson Dome
Sonat MS Pipeline
Free State Pipeline
NEJD Pipeline
Green Pipeline
Gulf Coast
496 MMBbls
Estimated 1.3 to 3.2 Billion Barrels Recoverable with CO_2 EOR (1)
Estimated 3.4 to 7.5 Billion Barrels Recoverable with CO_2 EOR (1)
Denbury and Encore Operations
Existing CO_2 Pipelines
CO_2 Pipelines Under Development
EAC Fields With CO_2 Potential
Potential CO_2 Sources
CO_2 Contract Executed

EOR Summary (MMBbls) (2)	
Denbury Proved	135
Denbury Potential	368
Encore Potential	264
Total Inventory	767

(1) DOE 2005 and 2006 reports.
(2) 3P total reserves as of 12/31/09, based on a variety of recovery factors.

Denbury Resources Inc. 13

Proved plus probable tertiary oil reserves as of 12/31/09, including past production, based on a range of recovery factors. Using mid-points of range. Jackson Dome NEJD CO2 Pipeline Sonat MS Pipeline Delta Pipeline Green Pipeline Citronelle Phase 6 26 MMBbls Phase 2 77 MMBbls Phase 3 46 MMBbls Phase 5 33 MMBbls Phase 4 31 MMBbls Phase 1 86 MMBbls Phase 8 Seabreeze Complex 20 - 30 MMBbls Phase 7 Hastings Area 70 - 100 MMBbls Summary Summary Proved 135 Probable 368 Produced-to-Date 36 Total (2) 539 TEXAS (2) 14 CO2 Projects - Total Potential Tertiary Oil Reserves(1) Tinsley Free State Pipeline Martinville Davis Quitman Heidelberg Summerland Soso Sandersville Eucutta Yellow Creek Cypress Creek Brookhaven Mallalieu Little Creek Olive Smithdale McComb Donaldsonville Delhi Lake St. John Cranfield Lockhart Crossing Oyster Bayou Fig Ridge Hastings 15 - 50 MMBoe 50 - 100 MMBoe > 100 MMBoe Cummulative Production Conroe Phase 9 130 MMBbls

Encore Rockies CO2 Projects MONTANA NORTH DAKOTA SOUTH DAKOTA WYOMING Elk Basin (1) 37 MMBbls South Pine (1) 61 MMBbls Cedar Creek Anticline Elk Basin Bell Creek (1) 30 MMBbls Summary (1) Summary (1) Cedar Creek Anticline 197 Bell Creek 30 Elk Basin 37 Total 264 LaBarge Lost Cabin DGC Beulah Proposed Coal to Gas or Liquids CO2 Sources Existing Anthropogenic Other CCA Fields (1) 136 MMBbls 15 Bell Creek Probable and possible reserve estimates as of 12/31/08. 15 - 50 MMBoe 50 - 100 MMBoe > 100 MMBoe Cummulative Production

Recent Transactions Conroe Field Acquisition Acquired 12/18/09 for $256.4 million plus 11.6 million shares Potential tertiary oil reserves of +/- 130 MMBbls Requires +/- 80 mile extension to Green Pipeline Estimated development cost of $750 million to $1.0 billion, including pipeline Current production of +/- 2,500 Bbls; Proved conventional reserves of 18.5 MMBOE Initial EOR production expected in 4-5 years Barnett Shale Disposition Tax-free, like-kind exchange for Conroe Closed 12/30/09 Proceeds of $210 million Q4 2009 estimated production of 4,968 BOE/d Sold remaining 40% not previously sold; 30.5 MMBOE (12/31/08 proved reserves) Genesis Agreement Agreement to sell GP of GEL (excluding LP units) Estimated net proceeds of approximately $80 million Expect to close Q1 of 2010

Proved Reserves Reconciliation Denbury EOR (MMBOE) Denbury Total (MMBOE) Jackson Dome CO2 (Tcf) 12/31/08 Proved Reserves 126 250 5.6 Cranfield 11 11 --- Hastings --- 10 --- Conroe --- 18 --- Sale of Barnett Assets --- (74) --- Drilling --- --- 0.4 Expansion of Unit --- --- 0.3 Revisions 7 11 0.2 2009 Production Estimate (9) (18) (0.2) 12/31/09 Proved Reserves 135 208 6.3

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09E Phase 1 4343 4522 4227 5579 6319 6603 6968 7241 8646 9417 8850 9939 9758 10375 10114 9817 10820 11454 12139 12864 12176 12453 11910 12587 12413 12417 11787 12273 Phase 2 959 2229 3962 4564 4980 5533 6356 7455 7636 7935 8430 9366 Phase 3 675 1518 1832 2390 3402 3558 3942 Phase 4 144 338 572 728 BOE/Day 24,343 2009 Est. Net Daily Oil Production - Tertiary Operations (Quarterly Through 12/31/09) Low-Risk Growth Profile Projected Yearly Growth Rate of 10-20% through 2015 (Phases 1 to 8 only) 55,000 65,000 2016 Est. 27,000 2010 Est.

CO_2 EOR Economics

Operating Data

- CO_2 Utilization – 10-13 Mcf per Barrel of Oil Produced
- CO_2 Costs - $0.15 to $0.30/Mcf
- Total Operating Costs – $15 to $25.00/Net Barrel of Oil Produced (Highly dependent on energy prices)
- Oil Price Varies by Area

Finding & Development Costs

- Estimated Oil Field Capital Costs – $5-$10 per Barrel (Including acquisition cost)
- Estimated Jackson Dome and Other CO_2 Infrastructure – $2-$4 per Barrel

	Historical Data			
Estimated Break-Even NYMEX Oil Price (Per BOE) (1)	2006	2007	2Q08	3Q09
Finding Cost (2)	8.50	8.50	8.50	8.50
Lease Operating Expense	17.69	19.77	24.67	23.14
Production Taxes & Marketing Expenses	3.09	2.92	4.73	2.66
Break Even Oil Price (NYMEX)	$29.28	$31.19	$37.90	$34.30
Average NYMEX Price	$66.28	$72.45	$124.31	$68.24

(1) Before corporate overhead, interest and taxes.

(2) Projected tertiary finding and development costs, including probable reserves. Inception to 12/31/08 finding and development costs (including future development costs) for proved reserves only was $11.30 per Bbl.

Denbury Resources Inc. 19

Analysis of Tertiary Operating Costs 2Q08 $/BOE Correlation w/Oil 4Q08 $/BOE 1Q09 $/BOE 2Q09 $/BOE 3Q09 $/BOE CO2 Costs $11,723 28% $ 6.90 Direct $ 4.55 $ 3.47 $3.68 $4.25 Power & Fuel 9,622 23% 5.67 Partially 5.14 5.54 5.72 5.98 Labor & Overhead 5,166 12% 3.04 None 3.14 3.45 3.34 3.55 Equipment Rental 3,286 8% 1.94 None 1.72 1.61 2.00 2.30 Chemicals 2,572 6% 1.52 Partially 1.45 1.47 1.36 1.44 Workovers 6,442 15% 3.79 Partially 3.75 3.10 3.05 3.84 Other 3,081 7% 1.81 None 2.11 1.84 1.71 1.78 Total $41,892 $24.67 $21.86 $20.48 $20.86 $23.14 Operating Costs of DNR Non-CO2 Oil Properties (1) Operating Costs of DNR Non-CO2 Oil Properties (1) Operating Costs of DNR Non-CO2 Oil Properties (1) Operating Costs of DNR Non-CO2 Oil Properties (1) Operating Costs of DNR Non-CO2 Oil Properties (1) $32.43 Non-CO2 properties with only oil production.

Exposure to Billion Barrels of U.S. Oil High Value Oil Relative to Natural Gas NRGSCL12 Bakken NRGSNG12 Barnett Haynesville Fayetteville Marcellus 82.15 8.5 0 35.23 6.66 12.81 7.92 6.66 25.8 7.32 7.17 6.54 8.52 $82.15 $8.50 $35.23 $6.66 $47.85/Boe Average of $19.33/Boe NYMEX Crude 12 mo. Strip NYMEX Equiv. Gas 12 mo. Strip Denbury EOR Barnett (4) Haynesville (4) Fayetteville (4) Marcellus (4) 12/31/09 NYMEX 12 Month Strip. (2) Projected tertiary finding and development costs, including probable reserves for Phases 1-9. (3) Q3 of 2009 actual expenses. RBC Capital Markets Estimates, December 2009; Barnett is an average of Core & Tier I; Haynesville is an average of LA & TX; Operating cost includes production taxes. Our EOR oil properties have a gross profit per unit that is almost 2.5 times higher than the average shale play 12-Month Strip (1) Finding & Development Cost Per Barrel of Oil Equivalent (6:1 Conversion) Cash Oper Cost $7.32 $12.81 $7.17 $7.92 $6.54 $6.66 $8.52 $25.80 (2) (3)

1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 Jackson Dome Proved 20 23 42 120.4 175.8 226 245 341 495 627 654 805 1104 1108 981.7 890.6 797.8 688.7 625 568.3 522 481.8 446.6 415.2 387.4 361.2 336.8 314 292.8 273 254.5 237.3 Ph 1-8 20 23 42 120 176 226 264 341 495 627 654 805 1104 1084.5 1073.7 942.3 843.3 768.6 683.1 599.4 533.7 479.7 437.4 429.3 385.2 337.5 277.2 232.2 266.4 219.6 162 134.1 CO2 Recyle - - - - - - - - - - - - - - - - - 50 100 150 200 273 275 394 415 401 406 433 445 458 438 371 Probable - - - - - - - - - - - - 180 416 499 561 664 655 561 538 490 462 438 403 373 347 325 306 288 272 257 243 Possible - - - - - - - - - - - - - - - - - 210 502 478 448 389 362 321 291 269 253 243 236 233 234 238 Note: CO2 recycle assumed to be 50% of proved. Forecast based on internal management estimates. Actual results may vary. Phases 1-8 including industrial. Potential Jackson Dome CO2 Supply Jackson Dome Proved 5.6 TCF (as of 1/1/09) CO2 Recycle 2.8 TCF (Proved Only) Phases 1-8 Probable 3 TCF Possible 2 TCF 22 Added +/- 940 Bcf of Proved Reserves during 2009 (before production) 6.3 Tcf as of 12/31/09

Potential Sources of Additional CO2 Jackson Dome Estimated +/- 5 Tcf of additional potential reserves Carbon Gasification Projects Convert solid carbon into Syngas Syngas can be converted into various products By product is CO2 Existing Gulf Coast Emitters of "Clean" CO2 Up to 150 MMcf/d in the aggregate Small volumes per plant Existing Emitters of "Dirty" CO2 Large volumes Expensive to capture Most likely dependent on carbon legislation Coal Plant

Potential Carbon Gasification Projects Denbury Purchase Contracts (contingent on plants being completed) Initial production expected +/- 4 years after construction begins (not before 2014) Source MMCFD Gulf Coast ($0.29 to $0.44/Mcf @ $60 Oil) Faustina (Donaldsonville, LA) 100 - 225 Rentech (Natchez, MS) 350 - 400 Lake Charles Cogeneration LLC (2) 190 - 240 Mississippi Gasification of Mississippi (SNG)* (1) (2) 170 - 225 Midwest ($0.20/Mcf @ $60 Oil) Cash Creek Kentucky (SNG)* (5) 190 - 210 Power Holdings of Illinois (SNG)* 250 - 300 Christian County Generation/Tenaska of Illinois (SNG)* (1) (7) 170 - 225 Indiana Gasification (SNG)* (1) 230 - 300 *Requires additional supplies and additional pipeline. (1) In term sheet negotiation phase under the U.S. Department of Energy Loan Guarantee Program. (2) Denbury and Emitter selected for DOE Grant FOA-0000015 (grant dollars, not loan guarantees) (5) Emitter and Denbury filed for DOE CCPI Round 3 Grant Dollars (7) Contingent on having pipeline capacity

Rockies Anthropogenic CO_2

Source	MMCFD
Rocky Mountain Purchase Contracts	
COP Lost Cabin (Central Wyoming)	+/- 50
Rocky Mountain Potential Sources	
DKRW Medicine Bow (SE Wyoming) [(1)]	+/- 200
Riley Ridge (SW Wyoming)	+/- 150
Exxon LaBarge (SW Wyoming)	+/- 230
Refined Energy Holdings (SE Idaho)	80 - 175
GasTech (NE Wyoming)	+/- 115
Many Stars CTL Project (Central Montana)	+/- 250
Quintana South Heart Project (SW North Dakota)	+/- 100
Dakota Gasification (SW North Dakota)	+/- 150

(1) In term sheet negotiation phase under the U.S. Department of Energy Loan Guarantee Program.

Denbury Resources Inc. 25

26 Denbury Preliminary 2010 Capital Budget (1) All Other CO2 Floods Pipeline Jackson Dome % 94 365 117 74 Denbury Only ($650 Million) Combined ($1.0 Billion) CO2 Pipelines $117 Tertiary Floods $365 All Other $94 Jackson Dome (CO2) $74 All Other CO2 Floods Pipeline Jackson Dome Bakken Haynesville % 168 400 117 74 142 99 CO2 Pipelines $117 Tertiary Floods $400 All Other $168 Jackson Dome (CO2) $74 (1) May be adjusted if commodity prices change. Excludes capitalized interest and potential acquisitions. Haynesville $99 Bakken $142

Combined Hedge Positions* - Crude Oil Downside Protection Downside Protection Downside Protection Downside Protection Term Contract Bbls/d Avg Price 1Q 2010 Swap 32,645 $56.49 1Q 2010 Floor 24,405 $68.78 2Q 2010 Swap 7,645 $71.66 2Q 2010 Floor 49,405 $59.28 3Q 2010 Swap 7,645 $71.66 3Q 2010 Floor 49,405 $63.09 4Q 2010 Swap 7,645 $71.66 4Q 2010 Floor 49,405 $64.34 2011 Swap 2,645 $76.97 2011 Floor 40,405 $71.04 2012 Swap 3,645 $77.90 2012 Floor 5,145 $66.46 27 * As of 11/10/09 Upside Limits Upside Limits Upside Limits Upside Limits Term Contract Bbls/d Avg Price 1Q 2010 Swap 32,645 $56.49 1Q 2010 Cap 12,880 $85.46 2Q 2010 Swap 7,645 $71.66 2Q 2010 Cap 37,880 $78.70 3Q 2010 Swap 7,645 $71.66 3Q 2010 Cap 37,880 $82.65 4Q 2010 Swap 7,645 $71.66 4Q 2010 Cap 37,880 $88.56 2011 Swap 2,645 $76.97 2011 Cap 29,380 $101.39 2012 Swap 3,645 $77.90 2012 Cap 1,500 $81.12

Combined Hedge Positions* - Natural Gas Downside Protection Downside Protection Downside Protection Downside Protection Term Contract Mcf/d Avg Price 1Q 2010 Swap 91,004 $5.82 1Q 2010 Floor 16,996 $7.68 2Q 2010 Swap 91,004 $5.82 2Q 2010 Floor 16,996 $7.68 3Q 2010 Swap 71,004 $6.00 3Q 2010 Floor 26,996 $6.74 4Q 2010 Swap 71,004 $6.00 4Q 2010 Floor 26,996 $6.74 2011 Swap 64,004 $6.35 2011 Floor 6,796 $6.31 2012 Swap 32,004 $6.41 2012 Floor 1,796 $6.76 28 * As of 11/10/09 Upside Limits Upside Limits Upside Limits Upside Limits Term Contract Mcf/d Avg Price 1Q 2010 Swap 91,004 $5.82 1Q 2010 Cap 7,600 $9.58 2Q 2010 Swap 91,004 $5.82 2Q 2010 Cap 7,600 $9.58 3Q 2010 Swap 71,004 $6.00 3Q 2010 Cap 17,600 $7.69 4Q 2010 Swap 71,004 $6.00 4Q 2010 Cap 17,600 $7.69 2011 Swap 64,004 $6.35 2012 Swap 32,004 $6.41

Summary Creates One of Largest EOR Recovery Platforms with Two Key Growth Areas Enhances Denbury's Position as a World-Class CO2 Tertiary Company If You Want Oil Exposure and Growth, You Have to Look at Denbury Combination Positions Denbury for Robust Value Creation ENP Provides Alternative Financing Vehicle 29